January 31, 2014

VIA EDGAR

Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:     A-Mark Precious Metals, Inc.
Registration Statement on Form S-1/A
Filed January 10, 2014
File No. 333-192260

Dear Ms. Thompson:

On behalf of A-Mark Precious Metals, Inc. (the “Company”), we provide the Company’s responses to your letter dated January 27, 2014 (the “Letter”) setting forth the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”).

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment. The revisions to the Registration Statement described below are reflected in an amendment to the Registration Statement being filed simultaneously with this letter, courtesy copies of which, marked to reflect these revisions, are being delivered to the Staff.

References to the “Prospectus” are to the prospectus included in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37
Results of Operations, page 41

1.
It is unclear to us how you have revised your disclosure on page 43 in response to comment 12 in our letter dated December 12, 2013. It appears the use of derivative instruments to effect hedge positions ultimately results in derivative gains and losses impacting your gross profit. Please consider providing quantification of the derivative gains and losses or advise us why your hedging strategy does not have a significant impact on your results. In this regard, it appears that your current revisions consist solely of stating that volatility impacts your gross profit and gross profit margin without quantifying the impact of your hedging strategy on that volatility.

The disclosure on page 36 of the Prospectus has been revised in response to the Staff’s comment.

As noted in the disclosure, since the Company quotes prices based on the current commodity market prices for precious metals, it enters in to a combination of forward and futures contracts exclusively to effect a hedge position equal to the underlying precious metal commodity value, which substantially represents inventory subject to price risk. The Company enters into these derivative transactions solely for the purpose of economically hedging the risk of commodity price changes of its inventory, and not for speculative purposes. Any gains and losses on the derivative instruments are substantially offset by the gains and losses on corresponding changes in the market value of the Company’s precious metals inventory. As a result, the Company’s results of operations generally are not materially impacted by changes in commodity prices.

2.
We note your response to comment 13 in our letter dated December 12, 2013. Please disclose in your prospectus the fact that your storage business generates revenue that comprises less than 1% of total revenues, and that your financing business provides an immaterial amount of interest income, as you state in your response.

The disclosure on page 35 of the Prospectus has been revised in response to the Staff’s comment.

Business, page 54

3.
We note your response to comment 16 in our letter dated December 12, 2013. As previously requested, please provide the disclosure set forth in Item 101(c)(vii) of Regulation S-K in this section. In this regard, we note that you have not disclosed the names of the customers to which you refer in this section. Alternatively, you may provide a cross-reference to the notes to the financial statements where this disclosure is provided.

The disclosure on page 51 of the Prospectus has been revised in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 82

4.
We note your response to comment 19 in our letter dated December 12, 2013. To the extent that the related party transactions with affiliate companies constitute related party transactions under Item 404 of Regulation S-K, such transactions should be disclosed in this section and not included via cross-reference. Please revise, or tell us why such transactions do not constitute required disclosure under Item 404 of Regulation S-K.

The disclosure on page 81 of the Prospectus has been revised in response to the Staff’s comment.

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If you have any questions or comments with respect to the above, please contact the undersigned at (310) 587-1477.

Very truly yours,
/s/ Carol Meltzer
Carol Meltzer
Executive Vice President and General Counsel

cc:     Scott Rosenblum, Kramer Levin Naftalis & Frankel LLP
Abbe L. Dienstag, Kramer Levin Naftalis & Frankel LLP